GUATEMALAN COURT PROVISIONALLY SUSPENDS ESCOBAL LICENSE—HEARING ON
THE MERITS OF THE CASE SET FOR AUGUST 28th

VANCOUVER, British Columbia – August 24, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) today reported that it has learned through unconfirmed sources that the Guatemalan Constitutional Court issued a decision upholding the lower court’s preliminary decision to provisionally suspend the mining license of Tahoe’s Guatemalan subsidiary, Minera San Rafael (“MSR”). This decision responds to an appeal filed by Minera San Rafael in an action brought by the anti-mining organization, CALAS, against Guatemala’s Ministry of Energy and Mines (“MEM”) in May. CALAS alleged that MEM violated the Xinca Indigenous people’s right to consultation in advance of granting the Escobal mining license to MSR. The Constitutional Court decision upholds the lower court’s preliminary decision to temporarily suspend the license to operate the Escobal mine until the definitive constitutional claim is heard on the merits, which hearing is scheduled for August 28th. The Court is expected to issue a ruling within the next several months following the August 28th hearing. The Company understands that MEM complied with ILO Convention 169 before it issued the Escobal license.

Top government officials have expressed dismay at the significant economic, human and environmental impacts resulting from the decision to suspend the Escobal license. The leading private sector industrial chamber has taken independent legal action to challenge the suspension that has damaged many thousands of workers and their families.

The municipal road to the Escobal mine continues to be blocked by protestors. The Company continues to work diligently with the government, community leaders and others to resolve the situation peacefully and expeditiously, however, the road blockage shows no signs of immediate resolution.

As a result of the suspended operations at Escobal, the Company will continue to reevaluate its previous multi-year guidance. The financial impacts to the Company are currently under review to assess effects of the suspended operations to longer term capital and exploration programs. Until operations are resumed, the Company will not be able to access the full capacity of the revolving credit facility entered on July 18, 2017, and may continue to be subject to events of default.

The Company’s balance sheet remains strong, with a quarter-end cash balance of over $190 million, and the Company continues to look forward to pursuing its growth goals in the gold businesses once operations recommence.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, the decision of the Constitutional Court which has the effect of continuing the suspension of the Company’s mining license in respect of the Escobal mine, the time for appeals to be heard and decided and the likelihood of the provisional decision of the Supreme Court of Guatemala being reconsidered and reversed by the Supreme Court of Guatemala or overturned by the Constitutional Court in Guatemala; the timing and likelihood of the road blockage being peacefully cleared and resolved; the future price of silver, gold, lead and zinc; the timing and amount of estimated future production, costs of production, capital expenditures, free cash flow, currency exchange rate fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; timing and possible outcome of pending litigation, title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning a decision from the Supreme Court of Guatemala on the definitive claim, the factors to be considered by the Supreme Court in the definitive decision and by the Constitutional Court on appeal, the timing and the likelihood of success that the definitive decision will be issued, the timing and likelihood of the road blockage being peacefully cleared and resolved, the potential impacts of the court decision and road blockage, and the time and expense of the decision, challenges to such decision and efforts to peacefully clear and resolve the road blockage, on the Company’s operations, financial condition and liquidity, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
investors@tahoeresources.com
Tel: 775-448-5800